

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

John Salerno
Chief Executive Officer
iGambit, Inc.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

> **Re: iGambit, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed January 6, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed September 13, 2010**
> **Form 10-Q/A for Fiscal Period Ended March 31, 2010**
> **Filed September 13, 2010**
> **Form 10-Q for Fiscal Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for Fiscal Period Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53862**

Dear Mr. Salerno:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement and periodic reports, and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statement and periodic reports, and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10

1. Please apply comments 4-10 below to your Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the fiscal period ended March 31, 2010, Form 10-Q for the fiscal period ended June 30, 2010, and Form 10-Q for the fiscal period ended September 30, 2010, as applicable.

John Salerno
iGambit, Inc.
January 21, 2011
Page 2

2. Please update the disclosure throughout your filing as of a more recent date. As examples only, we note the following:
   - Bad debt charges are currently disclosed as of December 31, 2009 (page 13);
   - The beneficial ownership table is as of August 15, 2010 (page 18);
   - The information under "Holders" is as of August 15, 2010 (page 23); and
   - The information under Item 11 is as of November 30, 2009 (page 25).

3. Please update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2010. For additional guidance, please refer to Interpretive Response 217.11 of the Division of Corporation Finance's Regulation S-K Compliance & Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Annual Financial Statements, page F-1

Report of Independent Registered Public Accountant, page F-1

4. We reviewed your response to comment three in our letter dated December 20, 2010 noting that, according to your auditor, the audit report does not need to include an explanatory paragraph referring to the correction of errors disclosed in Note 4 and does not need to be dated accordingly primarily "due to materiality". In light of your conclusion that a restatement was warranted, the notion of immateriality would not appear to apply in this case. As such, we continue to point to Auditing Standards Codification Sections AU 420.12 and 530.05. We further refer you and your auditor to paragraph 9 of Auditing Standard Number 6 that notes the correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report on the audited financial statements through the addition of an explanatory paragraph.

Consolidated Statements of Cash Flows, page F-5

5. We reviewed your response to comment four in our letter dated December 20, 2010. It appears that net cash provided by discontinued operations from operating and investing activities for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows still is not consistent with the disclosure of cash received from DDC disclosed on pages 7 and 17. Further, the disclosure of cash received from DDC for the nine months ended September 30, 2010 disclosed on page 17 appears inconsistent when comparing to the disclosure of cash received from DDC disclosed on page 7. As previously requested, please revise and/or reconcile for us the amounts disclosed on page 7, page 17 and the net cash provided by discontinued operations from operating and investing activities for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows.

6. We reviewed your response to comment five in our letter dated December 20, 2010. Please explain why your classification of the $141,538 repayment of prepaid contingencies as net cash used in operating activities rather than net cash used in financing activities complies with the guidance in ASC 230.   In this regard, the disclosure in the third paragraph on page F-11 suggests that the $141,538 was borrowed from DDC and, therefore, the repayment of the $141,538 would appear to represent a repayment of a borrowing.

Notes to Financial Statements, page F-6

Note 4. Restatement of Prior Period Consolidated Financial Statements, page F-14

7. We reviewed your response to comment seven in our letter dated December 20, 2010 noting your statement that no stock options or warrants vested until May 26, 2010 and therefore, you did not recognize compensation expense in the three months ended March 31, 2010. Based on this statement and review of the terms of certain warrants outstanding disclosed on pages 24 and 25, it appears that you do not recognize stock-based compensation for stock options and warrants prior to vesting dates. If this assumption is incorrect, please advise in detail. Otherwise, please explain how this accounting policy complies with ASC 718-10-35-2 which states that the compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period.

8. We reviewed your response to comment eight in our letter dated December 20, 2010. Please confirm that the proposed disclosure provided in the response will be included in an amended Form 10-K for the fiscal year ended December 31, 2009 or otherwise advise. In addition, as previously requested, please tell us whether you intend to reconsider the adequacy of your previous disclosures in your annual and quarterly periodic reports regarding the effectiveness of your disclosure controls and procedures in light of the restatements. Also tell us whether you intend to amend your annual and quarterly periodic reports to revise your disclosure and describe the effect of the restatement on the officers' conclusions regarding the effectiveness of disclosure controls and procedures. If your disclosure controls and procedures are effective despite the restatement, please tell us the basis for the officers' conclusions.

Note 6. Stock Based Compensation, page F-18

9. We reviewed your response to comment 12 in our letter dated December 20, 2010. We understand that the weighted average grant-date fair value of all warrants and options was $0.10 for all periods presented. In addition, we understand that the common shares underlying the warrants and options were also determined to have a fair value of $0.10 for all periods presented. If our understanding is incorrect, please advise. Otherwise, please provide us with the assumptions used to value all options and warrants issued from January 1, 2008 through September 30, 2010, including but not limited to the

assumptions used to measure, at the end of each reporting period, the warrants granted to the securities broker firm and securities law firm as discussed in your response to comment 11 in our letter dated December 20, 2010. We are requesting this information since we are having difficulty recalculating an approximate $0.10 grant date fair value for all options and warrants with the exception of the 1,500,000 options issued to Jekyll in the business acquisition.

10. We reviewed your response to comment 13 in our letter dated December 20, 2010. Your response did not adequately address all aspects of our comment. Therefore, the comment is repeated. We reviewed your responses to comments 12 and 14 in our letter dated October 6, 2010, your response to comment 29 in our letter dated July 1, 2010 and your disclosures throughout the Registration Statement. It appears that you have used a $0.10 common share fair value when: 1) valuing the common shares and the common shares underlying options issued in the Jekyll acquisition, 2) valuing the common shares underlying options and warrants granted in the years ended December 31, 2008 and December 31, 2009 and the nine months ended September 30, 2010, and 3) measuring the common shares underlying the warrants granted to the securities broker firm and securities law firm in compliance with FASB ASC 505-50-30-11 and 505-50-30-12 as of the end of each reporting period. If not, please advise. If so, please explain why the fair value of your common shares has not changed from December 31, 2008 through September 30, 2010 considering the expiration of a significant portion of the five year contingency payment term with DDC, the issuance of any securities and the purchase and of Jekyll.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel D. Mayersohn, Esq.
        Via Facsimile